FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~
WBN Resources Ltd

Date: March 13, 2006

NEWS RELEASE

President Appointment

Grove Energy Limited ("Company") (TSX-V & AIM: GRV), the oil and gas exploration Company with its primary assets in Europe and the Mediterranean Margin, is pleased to announce the appointment of Dr. Wolfgang Zimmer as President of Grove, effective immediately. He will be responsible for the overall management of the Company.

Dr. Zimmer, PhD. Geology & Petrology, has twenty-five years of post-graduate oil and gas industry experience with major oil companies operating around the world. He has been Directeur General Adjoint for SEREPT (Société de Recherche et d'Exploitation de Pétroles en Tunisie); Director of the Board and Deputy General Manager for TPS (Thyna Petroleum Services); Managing Director of OMV Australia; Vice President Exploration and Exploration Manager Europe and CIS for OMV AG, Vienna, Austria; Exploration Team Leader for RAG, MOBIL/SHELL Joint Venture, Vienna, Austria; and Exploration Team Leader for Mobil Exploration, Denver, Colorado.

A few of Dr. Zimmer's career highlights include integration of OMV's new joint operating companies in Tunisia into the OMV system; founding a new OMV subsidiary in Australia/New Zealand (which achieved production of 14,000 BOEPD and positive EBIT within 3 years); promoting the first OMV offshore development; initiating the first high-fold 3D seismic surveys in Austria (increasing exploration-drilling success in the mature Vienna basin to +90%); successfully negotiating international farm-ins and farm-outs; and establishing new exploration concepts in the Austrian Alpine overthrust belt which led to significant gas discoveries.

Glenn Whiddon, CEO, reported that "During the past year Grove has focused on building its management team to manage our growth, take advantage of opportunities and to ensure that we have a broad range of management skills available within the company. Wolfgang's broad management skills and his operations expertise in Europe and the Mediterranean Rim will greatly assist Grove in maturing to a production company over the coming years."

dlw 3/22

FILE No. 82-2418
Rule 12g3-2 (b)

Grove's Board of Directors has granted Mr. Zimmer options to purchase the Company's common shares. The options may be exercised for a five-year period at a price equal to the weighted average TSX-V closing price of the common shares for the thirty days prior to March 13, 2006. These options vest as to one million on March 13, 2006; one million on March 13, 2007 and one million on March 13, 2008.

Grove is committed to building a diversified exploration, appraisal and development portfolio of oil and gas assets in Europe and the Mediterranean Margin. Grove's principal business strategy is to generate a sustainable cash flow as quickly as possible. Grove's assets are in proven hydrocarbon provinces, close to existing discoveries and infrastructure, in regions that are net importers of hydrocarbons with high domestic hydrocarbon prices and in countries with stable legal and political environments.

GROVE ENERGY LIMITED

Per "Anthony Hawkshaw"
ANTHONY HAWKSHAW, CFO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

For further information please contact:
Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716
United Kingdom
Robert Finlay
Canaccord Capital (Europe)
Phone: +44 (0)207 518 2777
Gary Middleton
St. Swithins
Phone :+44 (0)207 929 4391
gary@swithins.com

END